Exhibit 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020 AND 2019

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre

1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		June 30,	December 31,
	Note	2020	2019
ASSETS

Current assets
Cash and cash equivalents		$124,734	$23,174
Receivables and other	3	13,257	17,431
Inventories	4	19,464	21,945
		157,455	62,550
Non-current assets
Mineral properties, plant and equipment	5	1,466,648	1,500,512
Restricted cash		51	54
Deferred income tax asset		10,050	10,051
Total assets		$1,634,204	$1,573,167
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$58,489	$62,688
Current portion of long-term debt	7	66,667	66,667
		125,156	129,355
Non-current liabilities
Other liabilities	6	6,029	8,932
Long-term debt	7	382,763	397,253
Decommissioning and restoration provision	8	23,585	21,239
Deferred income tax liability		95,689	62,086
		633,222	618,865
EQUITY

Share capital	12	1,163,624	1,152,567
Other reserves	12	(131,800)	(128,926)
Deficit		(30,842)	(69,339)
		1,000,982	954,302
Total liabilities and equity		$1,634,204	$1,573,167
Contingencies	15

On behalf of the Board of Directors:
“David S. Smith”	“Richard T. O’Brien”
David S. Smith (Chair of the Audit Committee)	Richard T. O’Brien (Chair of the Board)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2020	2019	2020	2019

Revenue	9	$166,567	$113,202	$293,127	$216,321

Cost of sales	10	106,555	83,413	196,060	157,380

Earnings from mine operations		60,012	29,789	97,067	58,941

Corporate administrative costs		4,822	4,305	10,398	8,272

Operating earnings		55,190	25,484	86,669	50,669

Interest and finance expense	11	(4,685)	(8,782)	(12,407)	(18,182)
Loss on financial instruments at fair value		-	(3,467)	-	(10,993)
Interest and finance income		269	236	359	523
Foreign exchange gain (loss)		(596)	(379)	502	(695)

Earnings before taxes		50,178	13,092	75,123	21,322

Current income tax expense		(1,592)	(1,051)	(2,919)	(1,977)
Deferred income tax expense		(16,326)	(1,598)	(33,707)	(4,736)

Net earnings and comprehensive earnings for the period		$32,260	$10,443	$38,497	$14,609
Earnings per common share
Basic		$0.18	$0.06	$0.21	$0.08
Diluted	12	$0.18	$0.06	$0.21	$0.08

Weighted average number of common shares outstanding
Basic		186,085,641	184,400,998	185,744,251	184,297,426
Diluted	12	186,637,092	185,488,424	186,414,313	185,335,409

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period		$32,260	$10,443	$38,497	$14,609
Items not affecting cash:
Current income tax expense		1,592	1,051	2,919	1,977
Deferred income tax expense		16,326	1,598	33,707	4,736
Depreciation and depletion		32,843	20,842	57,619	37,026
Interest and finance expense, net		4,317	8,583	11,850	17,790
Loss on disposal of plant and equipment			10	-	10
Loss on financial instruments at fair value		-	3,467	-	10,993
Settlement of offtake obligation		-	(904)	-	(1,744)
Share-based compensation expense		1,845	2,311	785	3,829
Unrealized foreign exchange (gain) loss		382	780	(382)	1,197
Changes in non-cash working capital items:
Receivables and other		(1,622)	(10,317)	3,869	(8,427)
Inventories		3,599	371	1,593	(1,551)
Accounts payable and accrued liabilities		2,315	3,999	(2,768)	2,659
Income taxes paid		(1,726)	(1,051)	(3,020)	(1,977)
Net cash generated by operating activities		92,131	41,183	144,669	81,127
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease obligations		(1,469)	(1,628)	(3,083)	(3,184)
Proceeds from exercise of share options		6,052	2,018	7,061	2,278
Proceeds from borrowing on loan facility	7	16,000	-	16,000	-
Repayment of loan facility	7	(16,666)	(44,667)	(33,333)	(64,667)
Transaction costs associated with loan facility		-	(100)	-	(267)
Interest paid		(3,244)	(6,893)	(8,913)	(15,289)
Net cash (used in) generated by financing activities		673	(51,270)	(22,268)	(81,129)
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(9,653)	(7,290)	(20,478)	(12,685)
Restricted cash		-	227	-	410
Interest received		269	236	359	523
Net cash used in investing activities		(9,384)	(6,827)	(20,119)	(11,752)

Increase (decrease) in cash and cash equivalents for the period		83,420	(16,914)	102,282	(11,754)
Cash and cash equivalents, beginning of the period		40,566	50,868	23,174	45,407
Effect of foreign exchange rate changes on cash and cash equivalents		748	327	(722)	628
Cash and cash equivalents, end of the period		$124,734	$34,281	$124,734	$34,281

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		Number of
		common	Share	Other
	Note	shares	capital	reserves	Deficit	Total
Balance - December 31, 2018		184,163,091	$1,140,890	$(127,508)	$(110,256)	$903,126
Shares issued upon exercise of options	12	405,825	3,336	(1,058)	-	2,278
Value assigned to options vested	12	-	-	1,413	-	1,413
Earnings for the period		-	-	-	14,609	14,609
Balance - June 30, 2019		184,568,916	$1,144,226	$(127,153)	$(95,647)	$921,426

Balance - December 31, 2019		185,372,800	$1,152,567	$(128,926)	$(69,339)	$954,302
Shares issued upon exercise of options	12	1,276,976	10,881	(3,561)	-	7,320
Value assigned to options vested	12	-	-	687	-	687
Shares issued upon settlement of restricted share units	12	21,444	176	-	-	176
Earnings for the period		-	-	-	38,497	38,497
Balance - June 30, 2020		186,671,220	$1,163,624	$(131,800)	$(30,842)	$1,000,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee.

The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2019 and 2018. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

As at June 30, 2020, the Company has cash and cash equivalents of $124,734 and positive working capital (current assets less current liabilities) of $32,299. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows. Management continues to closely monitor developments in the novel coronavirus (“COVID-19”) pandemic, including the potential impact on the Company’s operations and its liquidity. The impact of COVID-19 is uncertain, and COVID-19 could have a significant impact on production and liquidity if the Company or its suppliers or customers are not able to maintain operations.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 5, 2020.

3.	RECEIVABLES AND OTHER

	June 30,	December 31,
	2020	2019
Trade receivables	$10,252	$6,210
Prepayments and deposits	1,807	3,109
Tax receivables	797	1,652
Other receivables	401	19
BC Mineral Exploration Tax Credit receivable	-	6,441
	$13,257	$17,431

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

4.	INVENTORIES

	June 30,	December 31,
	2020	2019
Materials and supplies	$14,332	$13,403
Finished metal	4,012	8,213
In-circuit	1,120	329
	$19,464	$21,945

As at June 30, 2020, depreciation and depletion of $1,529 (2019 – $2,500) and site share-based compensation of $78 (2019 – $69) was included in inventory.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Construction	Plant and		Exploration and
	properties	in progress	equipment	ROU assets	evaluation assets	Total
Cost
Balance - December 31, 2019	$808,689	$25,378	$573,247	$19,300	$262,578	$1,689,192
Additions	-	17,627	2,766	221	2,393	23,007
Transfer from construction in progress to plant and equipment	-	(13,708)	13,708	-	-	-
Transfer from construction in progress to mineral properties	354	(354)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	232	-	-	232
Transfer from construction in progress to ROU assets	-	(15)	-	15	-	-
Lease modifications	-	-	-	(482)	-	(482)
Balance - June 30, 2020	$809,043	$28,928	$589,953	$19,054	$264,971	$1,711,949
Accumulated depreciation and depletion
Balance - December 31, 2019	$92,870	$-	$90,393	$5,417	$-	$188,680
Depreciation and depletion	30,706	-	23,254	2,688	-	56,648
Lease modifications	-	-	-	(27)	-	(27)
Balance - June 30, 2020	$123,576	$-	$113,647	$8,078	$-	$245,301

Net book value - June 30, 2020	$685,467	$28,928	$476,306	$10,976	$264,971	$1,466,648

(a)	Depreciation and depletion

For the six months ended June 30, 2020, $56,648 (2019 – $37,595) of depreciation and depletion was recognized in the statement of earnings.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2020	2019
Trade payables	$38,196	$36,253
Lease obligations	10,515	14,118
Accrued liabilities	9,682	9,242
Restricted share unit (“RSU”) liability	2,218	3,811
Deferred share unit (“DSU”) liability	2,016	1,745
Royalty payable	1,234	1,142
Accrued interest on convertible notes	654	660
Accrued interest on loan facility	3	29
Employee benefit liability	-	4,620
	$64,518	$71,620
Non-current portion of lease obligations	(5,132)	(8,130)
Non-current portion of RSU liability	(897)	(802)
Current portion of accounts payable and accrued liabilities	$58,489	$62,688

(a)	Lease obligations

As at June 30, 2020, the Company’s undiscounted lease obligations consisted of the following:

	June 30,	December 31,
	2020	2019
Gross lease obligation - minimum lease payments
1 year	$5,816	$6,549
2-3 years	4,439	6,689
4-5 years	1,021	1,849
	$11,276	$15,087
Future interest expense on lease obligations	(761)	(969)
	$10,515	$14,118

For the six months ended June 30, 2020, interest expense on lease obligations was $328 (2019 – $392). Total cash payments on lease obligations and short-term leases were $3,083 (2019 – $3,184) and $335 (2019 - $496), respectively.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT

As at June 30, 2020, the Company’s long-term debt consisted of the following:

				Total
	Term	Revolving	Convertible	long-term
	facility	facility	notes	debt
Balance - December 31, 2019	$197,763	$178,439	$87,718	$463,920
Accretion of convertible notes	-	-	2,777	2,777
Proceeds from borrowing on revolver facility	-	16,000		16,000
Repayment of loan facility	(33,333)	-	-	(33,333)
Amortization of loan facility transaction costs	310	(244)	-	66
Balance - June 30, 2020	$164,740	$194,195	$90,495	$449,430
Current portion of long-term debt	(66,667)	-	-	(66,667)
Non-current portion of long-term debt	$98,073	$194,195	$90,495	$382,763

(a)	Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility consists of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at June 30, 2020 was $459 with $1,541 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement. During the second quarter, to increase available liquidity due to COVID-19, the Company drew down $16,000 of the available revolving facility.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. As at June 30, 2020, the LIBOR on the Company’s borrowings was 0.2%. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. Interest is payable on the last day of the interest period related to a borrowing. For the six months ended June 30, 2020, $7,761 (2019 – $13,339) of interest expense was included in interest and finance expense in the statement of earnings.

The term facility is required to be repaid in equal installments of principal until maturity. The Company paid the two quarterly installments on the term facility in the amount of $33,333 (2019 – $16,667), reducing the outstanding balance on the term facility to $166,667.

The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility is subject to a standby fee of 0.6% to 0.8%. The outstanding principal balance on the revolving facility is $198,000.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT (Cont’d)

Transaction costs associated with the term facility were $3,243 (2019 – $3,243) and the revolving facility were $4,639 (2019 – $4,639). The transaction costs have been recorded as a loan discount and will be amortized over the term of the loan. For the six months ended June 30, 2020, $66 (2019 – $441) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings.

The effective interest rate for the loan facility as at June 30, 2020 is 3.6%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at June 30, 2020, the Company was compliant with all financial and non-financial covenants.

8.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the six months ended	For the year ended
	June 30,	December 31,
	2020	2019
Opening balance	$21,239	$18,947
Change in discount rate	2,360	2,028
Accretion of decommissioning and restoration provision	158	446
Settlement of decommissioning and restoration provision	-	(49)
Change in amount and timing of cash flows	(172)	(133)
Ending balance	$23,585	$21,239

For the six months ended June 30, 2020, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.7% (2019 – 1.7%) and a real discount rate of 0.7% (2019 – 1.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $20,096 (C$27,386) (2019 – $21,086 (C$27,386)). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to occur after the end of the current mine life in 2032.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

9.	REVENUE

Revenue by metal was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Gold revenue	$163,256	$107,644	$288,378	$210,002
Silver revenue	1,432	1,490	3,244	2,958
Revenue from contracts with customers	$164,688	$109,134	$291,622	$212,960
Gain on trade receivables at fair value	1,879	4,068	1,505	3,361
	$166,567	$113,202	$293,127	$216,321

Revenue from contracts with customers by product was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Gold revenue - doré	$114,267	$71,440	$198,642	$141,302
Gold revenue - concentrate	48,989	36,204	89,736	68,700
Silver revenue - concentrate	962	1,124	2,072	1,966
Silver revenue - doré	470	366	1,172	992
	$164,688	$109,134	$291,622	$212,960

10.	COST OF SALES

Total cost of sales were:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Production costs	$64,189	$55,961	$125,877	108,970
Depreciation and depletion	29,431	21,459	56,243	37,310
Royalties and selling costs	5,196	4,688	10,176	9,092
Change in inventories	7,046	397	3,410	387
Site share-based compensation	693	898	354	1,611
Loss on disposal of plant and equipment	-	10	-	10
	$106,555	$83,413	$196,060	$157,380

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

10.	COST OF SALES (Cont’d)

Production costs by nature of expense were:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Consultants and contractors	$23,607	$23,871	$46,670	$44,784
Salaries and benefits	21,386	15,553	40,770	30,834
Supplies and consumables	10,550	8,716	19,554	16,780
Energy	2,856	2,648	7,424	6,032
Travel and camp accommodation	3,116	1,550	5,456	3,455
Camp administrative costs	988	1,664	2,347	2,825
Freight	1,012	1,218	2,100	2,824
Insurance	433	377	887	733
Rentals	241	364	669	703
	$64,189	$55,961	$125,877	$108,970

11.	INTEREST AND FINANCE EXPENSE

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Interest expense on loan facility	$2,429	$6,502	$7,827	$13,780
Interest expense on convertible notes	1,948	1,949	3,896	3,877
Interest expense on leases	140	248	328	392
Other interest expense (income)	99	(37)	198	(131)
Accretion of decommissioning and restoration provision	69	120	158	264
	$4,685	$8,782	$12,407	$18,182

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES

(a)	Share capital

At June 30, 2020, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

(b)	Other reserves

As at June 30, 2020, the Company’s other reserves consisted of the following:

		Equity	Accumulated
		component of	other	Total
	Contributed	convertible	comprehensive	other
	surplus	notes	loss	reserves
Balance - December 31, 2019	$47,468	$17,603	$(193,997)	$(128,926)
Shares issued upon exercise of options	(3,561)	-	-	(3,561)
Value assigned to options vested	687	-	-	687
Balance - June 30, 2020	$44,594	$17,603	$(193,997)	$(131,800)

(c)	Share options

The following table summarizes the changes in share options for the six months ended June 30:

	2020		2019
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(in CAD)	options	(in CAD)
Outstanding, January 1,	3,468,310	$10.01	4,562,919	$9.47
Exercised	(1,276,976)	7.99	(405,825)	7.50
Expired	(73,568)	10.92	(5,100)	12.97
Forfeited	(34,795)	10.99	(9,900)	12.97
Outstanding, June 30,	2,082,971	$11.19	4,142,094	$9.54

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

For options exercised during the period, the related weighted average share price at the time of exercise was C$11.88 (2019 – C$11.44).

The following table summarizes information about share options outstanding and exercisable at June 30, 2020:

	Share options outstanding		Share options exercisable
				Weighted
	Number of	Weighted	Number of	average
	options	average years	options	exercise price
Exercise prices (in CAD)	outstanding	to expiry	exercisable	(in CAD)
$6.00 - $7.99	316,250	0.51	316,250	$7.11
$8.00 - $9.99	553,380	2.58	310,586	9.74
$10.00 - $11.99	78,000	1.55	51,600	10.75
$12.00 - $13.99	1,030,341	2.55	633,619	12.99
$14.00 - $15.99	105,000	3.38	25,000	15.17
	2,082,971	2.25	1,337,055	$10.80

The total share-based compensation expense for the six months ended June 30, 2020 was $687 (2019 – $1,413), which was expensed in the statement of earnings as share-based compensation.

(d)	RSU’s

The following table summarizes the changes in RSU’s for the six months ended June 30:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	RSU’s	value (in CAD)	RSU’s	value (in CAD)
Outstanding, January 1,	404,523	$14.44	741,886	$11.31
Granted	450,483	11.89	-	-
Settled	(120,407)	13.87	-	-
Forfeited	(55,207)	11.68	(22,172)	10.97
Outstanding, June 30,	679,392	$11.20	719,714	$13.24

At June 30, 2020, a liability of $1,743 (2019 – $2,887) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2020, $199 (2019 – $2,077) was expensed in the statement of earnings as share-based compensation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(e)	Performance share units (“PSU’s”)

The following table summarizes the changes in PSU’s for the six months ended June 30:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	PSU’s	value (in CAD)	PSU’s	value (in CAD)
Outstanding, January 1,	166,085	$14.44	166,085	$11.31
Granted	202,628	11.89	-	-
Forfeited	(67,576)	11.57	-	-
Outstanding, June 30,	301,137	$11.20	166,085	$13.24

At June 30, 2020, a liability of $475 (2019 – $924) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2020, due to a decline in the Company’s share price and the forfeiture of PSU’s in the period, a recovery of $406 (2019 – expense of $312) was recognized in the statement of earnings as share-based compensation.

(f)	DSU’s

The following table summarizes the changes in DSU’s for the six months ended June 30:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	DSU’s	value (in CAD)	DSU’s	value (in CAD)
Outstanding, January 1,	156,825	$14.45	117,587	$11.57
Granted	85,046	11.89	-	-
Outstanding, June 30,	241,871	$11.36	117,587	$13.09

At June 30, 2020, a liability of $2,016 (2019 – $1,745) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2020, $314 (2019 – $135) was expensed in the statement of earnings as share-based compensation.

(g)	Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the six months ended June 30, 2020, potential share issuances arising from the exercise of share options and the settlement of RSU’s and PSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes the calculation of basic and diluted earnings per share:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Net earnings for the period	$32,260	$10,443	$38,497	$14,609
Basic weighted average number of common shares outstanding	186,085,641	184,400,998	185,744,251	184,297,426
Effective impact of dilutive securities:
Share options	358,778	872,136	477,389	822,693
RSU’s	192,673	215,290	192,673	215,290
Diluted weighted average number of common shares outstanding	186,637,092	185,488,424	186,414,313	185,335,409
Earnings per share
Basic	$0.18	$0.06	$0.21	$0.08
Diluted	$0.18	$0.06	$0.21	$0.08

13.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its President and Chief Executive Officer (“CEO”), its Executive Vice President and Chief Financial Officer, its Vice President, Operations (“VP Ops”), its Executive Vice President, Corporate Affairs and Sustainability, and its Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the six months ended
	June 30,	June 30,
	2020	2019
Salaries and benefits	$4,446	$955
Termination costs	2,234	-
Share-based compensation	285	2,273
	$6,965	$3,228

Salaries and benefits includes $1,642 (C$2,224) associated with the resignation of the VP Ops in accordance with his employment agreement. These costs were recorded to production costs in the statement of earnings.

Termination costs include $2,234 (C$3,170) associated with the departure of the former President and Chief Executive Officer. These costs were recorded to corporate administrative costs in the statement of earnings and were paid on April 30, 2020.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy below:

Level	1: Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level	2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level	3: Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, non-trade receivables and other, restricted cash, accounts payable and accrued liabilities and lease obligations approximate their fair values due to the short-term maturity of these financial instruments. The loan facility also approximates fair value due to the floating rate basis of the interest charges on the loans.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at June 30, 2020	Carrying value		Fair value
		Amortized
	FVTPL	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$124,734	$-	$-	$-
Trade receivables	10,252	-	-	10,252	-
Non-trade receivables and other	-	3,005	-	-	-
Restricted cash	-	51	-	-	-
	$10,252	$127,790	$-	$10,252	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$49,766	$-	$-	$-
Lease obligations	-	10,515	-	-	-
RSU liability	2,218	-	-	2,218	-
DSU liability	2,016	-	-	2,016	-
Loan facility	-	358,935	-	-	-
Debt portion of convertible note	-	90,495	-	90,495	-
	$4,234	$509,711	$-	$94,729	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2019	Carrying value		Fair value
		Amortized
	FVTPL	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$23,174	$-	$-	$-
Trade receivables	6,210	-	-	6,210	-
Non-trade receivables and other	-	11,221	-	-	-
Restricted cash	-	54	-	-	-
	$6,210	$34,449	$-	$6,210	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$47,297	$-	$-	$-
Lease obligations	-	14,118	-	-	-
RSU liability	3,811	-	-	3,811	-
DSU liability	1,745	-	-	1,745	-
Loan facility	-	376,202	-	-	-
Debt portion of convertible note	-	87,718	-	87,718	-
	$5,556	$525,335	$-	$93,274	$-

15.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a)	Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

15.	CONTINGENCIES (Cont’d)

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action and the motion for summary judgment is scheduled to be heard in the fourth quarter of 2020. Recently, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff has indicated that they will appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(b)	United States class action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to the plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(c)	Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

15.	CONTINGENCIES (Cont’d)

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.